Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: December 13, 2017

December 13, 2017

The following articles written by third parties were made available to employees of CVS Health Corporation:

CVS CEO: Aetna Merger Not Expected To Spur Big Job Losses

Rhode Island Public Radio

By Lynn Arditi

Job cuts often follow mergers, such as the deal for CVS Health to purchase the insurance company Aetna. But CVS Chief Executive Officer Larry Merlo says this deal may be an exception.

CVS’s Merlo said there’s a reason why the deal with Aetna is what industry people call a vertical integration. Merlo says these two businesses do different things.

“These two companies together, it’s a growth story,” Merlo said. “It’s about expansion. It’s not about contraction. You have two businesses that do not have a tremendous amount of overlap in terms of the services that are provided. With that reality, there won’t be tremendous amounts of job losses.”

CVS runs a chain of retail pharmacies and minute clinics. The company also negotiates drug prices for insurance companies like Aetna. CVS employs 8,000 people in Rhode Island – including about 5,300 at its headquarters in Woonsocket. Link to Original

A Big Deal for The Ages

The Huffington Post

By Michael Hodin

Following the CVS bid to acquire Aetna for $69 billion, there has been frantic speculation about the implications of the blockbuster deal. What will it mean when the corner drugstore owns your insurance plan?

To understand this complex undertaking, three questions emerge:

What does the deal mean?

Most obviously, it shows what the market is saying about where the money is in our 21st century. More specifically, it shows where the money is to be made. On the surface, it looks like “healthcare,” but dig a bit deeper and we find something more profound, inexorable, and less politically convenient: the aging of our society.

Any serious market analysis of trends, not only in the US, but also globally, will find that the 60+ cohort is the largest and most rapidly growing population segment. This market analysis will also reveal that these “seniors” control the wealth. In the US, 70% of disposable income is held by those over 60. With two billion people over 60 worldwide by mid-century, expect to see more daring corporate strategies designed to capture the opportunities created by market analysis through the aging population strategic lens.

Why did the deal happen?

It’s no secret that more “old people” means more acute healthcare. Here in the US, spending on acute healthcare has been fuel to political fire for over two decades, and there’s no reason to expect the flames to die out. As the population ages, the demand for healthcare will continue to increase, and so too will the supply, along with its associated costs.

For CVS, the calculus is straightforward: they have proprietary insights into what older consumers want and need, and they are sitting in a position of incredible market strength. As such, in acquiring Aetna, they’re carving out a space where they can increase their consumer data, broaden and streamline the services they offer, and establish themselves as the nucleus of a vast, disparate and evolving healthcare system.

But, what’s next?

While some of the details remain fuzzy, one is clear: CVS is doubling-down on its push into “wellness.” This should open the door to explore three new areas: remote care; medication adherence; and elder care, all essential to quality of life and cost management in an aging society.

Remote care: Expect CVS to integrate health technologies through “remote care monitoring and delivery” into their stores. When you head to your local CVS for toothpaste and your monthly prescriptions, you could also use remote care to track your cardiovascular health, monitor your diabetes, or even get expert diagnosis of that skin rash. The efficiencies gained through such activities at a CVS instead of going to your hospital, clinic, or doctor, even as the technology migrates into our homes, are both obvious and profound. And as remote care becomes our standard of care, it will be our first true revolution in care delivery since the 18th century when community care was centralized in the creation of the hospital. Memo to CVS – as you complete your deal, you might want, fairly immediately, to talk to some of the world’s most innovative technology companies to figure out how to further extend the value you are creating.

Medication adherence: Ask anyone with a career in healthcare about the industry’s single biggest and most intractable problem, and one answer will rise above the rest: medication adherence. Even the world’s most incredible breakthrough medicines don’t work when people don’t take them. It seems too obvious to even state, but the data on lack of adherence is stunning. For older adults who take multiple medications, the problem intensifies. Take stroke – horribly crippling and possibly deadly – yet, here in the good old USA, a full 12% of people do not take their stroke medication at all after they fill or buy their prescription. And, if you look at the multiple factors associated with this non-compliance, age is at the very top of the list.

Like the opportunities with remote care, higher rates of adherence could save the overall healthcare system untold sums. When people don’t take the medications that keep them well, it is common for costly procedures and interventions to follow. By one estimate, lack of adherence costs the U.S. healthcare system $289 billion – more than twice what cancer costs the country each year.

And, surely one of the reasons for all that debt on the Aetna balance sheet is the inability to manage patient wellness, which could certainly be enhanced by improving adherence even incrementally. It’s possible to imagine how, if CVS brings remote monitoring into the same physical space where prescriptions are filled and re-filled, adherence could nudge upwards.

Elder care: If the 60+ population is the fastest growing segment globally, the fastest growing sub-segment is the “oldest old.” As lives stretch to 80, 90, and even 100 as a matter of routine, the demand for caregiving skyrockets. Moreover, as adult children or elder spouses act in a caregiving capacity, their own health deteriorates.

But what if the corner store brought together earlier detection and diagnosis through remote care and other enablers of wellness? What if the many stops along the healthcare continuum, including access to home care information, were consolidated into a single space? What if a 65-year-old could check her cardiovascular health while buying the weekly supply of adult diapers for her mom and in the process CVS was helping her find that additional care? What if, for example, a 35-year-old could have an annual wellness visit while bringing his mother in for her dermatology check-up?

What if…CVS helps us to re-imagine healthcare through the lens of enabling a healthier and more active aging for all Americans? Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.